

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 2, 2010

Ms. Karen Colonias
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

> **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-13429**

Dear Ms. Colonias:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business, page 2

1. We note your discussion of patents and proprietary rights on page 11. In future filings, please disclose the importance to the business segment and the duration and effect of all material patents. See Item 101(c)(1)(iv) of Regulation S-K.

Contracts that we file as exhibits . . . , page 22

2. Please revise this risk factor to remove the implication that investors are not entitled to rely in information in your exhibits as disclosure under the federal

securities laws. We will not object to your statements about the purpose of the
disclosures in the exhibits, but you should clarify that the exhibits should be read
in the context of your other disclosures in reports filed with the Commission. We
also note your statement that information in the exhibit may have been qualified
by schedules and other disclosures that have not been filed. Please note that you
should make such disclosures in your reports as are necessary to make the
information contained in the exhibits materially complete and not misleading.
Please confirm your understanding and revise this risk factor in future filings,
beginning with your next Form 10-Q.

Exhibit 10.4 – Credit Agreement

3. We note that you incorporate the Credit Agreement by reference to your Form 8-
K filed on October 15, 2007. However, it does not appear that you filed all the
schedules and exhibits to the Credit Agreement when you initially filed it. If
these schedules and exhibits have already been filed, please advise us as to where
they are located. Otherwise, in your next Exchange Act filing, please file the full
Credit Agreement, including all schedules and exhibits.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

4. In future filings, please restructure your Compensation Discussion and Analysis
section so that the information required by Item 402(b) of Regulation S-K appears
together in the same section. It appears that certain information discussed after
the Summary Compensation Table on page 21 is relevant to the Compensation
Discussion and Analysis section.

Executive Officer Cash Profit Sharing Plan, page 13

5. On page 16, we note your chart providing information regarding the 2009 goals
and payouts associated with the Executive Officer Cash Profit Sharing Plan. In
future filings, please also provide each operating unit's actual profit level and
describe how you evaluated those results to reach the actual payout each named
executive officer received. See Item 402(b)(1)(v) of Regulation S-K.

<u>Material Risk Considerations of Compensation Policies, page 20</u>

6. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that your compensation policies do not expose you to undue risk-taking.

<u>Compensation and Leadership Development Committee Interlocks and Insider Participation, page 24</u>

7. It appears that certain of this information should appear in a separate Certain Relationships and Related Transactions section pursuant to Item 404 of Regulation S-K. Please revise accordingly in future filings.

<u>Form 10-Q for the Period Ended March 31, 2010</u>

<u>Controls and Procedures, page 18</u>

8. We note that your disclosure regarding management's conclusion as to the effectiveness of the Company's disclosure controls and procedures does not conform to the definition in Exchange Act Rule 13a-15(e). Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. In future filings, please conform your disclosure to the definition included in Exchange Act Rule 13a-15(e) or refrain from including the disclosure controls and procedures definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 if you have any questions.

Sincerely,

Pamela Long
Assistant Director